SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

Ocata Therapeutics, Inc.

(Name of Subject Company (Issuer))

Laurel Acquisition Inc.

an indirect wholly-owned subsidiary of

Astellas Pharma Inc.

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

67457L100

(CUSIP Number of Class of Securities (Underlying Common Stock))

Yoshihiko Hatanaka

President and Chief Executive Officer

Astellas Pharma Inc.

2-5-1, Nihonbashi-Honcho, Chuo-ku

Tokyo 103-8411, Japan

+(81)-3-3244-3000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Scott F. Smith, Esq.

Jack S. Bodner, Esq.

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018-1045

(212) 841-1000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$359,743,766	$36,226.20

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 42,322,796 shares of common stock, par value $0.001 per share, of Ocata, at a purchase price of $8.50 per share. Such number of shares consists of (i) 42,300,462 shares of common stock issued and outstanding as of November 18, 2015, and (ii) 22,334 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options and other rights to acquire shares of common stock.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.0001007 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $36,226.20	Filing Party: Astellas Pharma Inc.
Form or Registration No.: Schedule TO	Date Filed: November 19, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement filed on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2015 (together with any amendments and supplements thereto, including this Amendment, the “Schedule TO”), relates to the offer by Laurel Acquisition Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Astellas Pharma Inc. (“Astellas”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Ocata Therapeutics, Inc., a Delaware corporation (“Ocata”), at a purchase price of $8.50 per Share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2015 (the “Offer to Purchase”), and in the related Form of Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

(a)(1)(Q)	Letter to Ocata stockholders from Astellas Pharma Inc., dated January 25, 2016.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Laurel Acquisition Inc.

By:	/s/ Masao Yoshida
Name: Masao Yoshida
Title: President and Chief Executive Officer

Astellas Pharma Inc.

By:	/s/ Yoshihiko Hatanaka
Name: Yoshihiko Hatanaka
Title: President and Chief Executive Officer

Date: January 25, 2016

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of November 19, 2015.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	English translation of Press Release of Astellas Pharma Inc. filed with the Tokyo Stock Exchange and dated November 10, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Astellas with the SEC on November 10, 2015).

(a)(1)(F)	Joint Press Release of Ocata Therapeutics, Inc. and Astellas Pharma Inc., dated November 10, 2015 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Astellas with the SEC on November 10, 2015).

(a)(1)(G)	English Translation of Investor Presentation of Astellas Pharma Inc., dated November 10, 2015. (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Astellas with the SEC on November 10, 2015).

(a)(1)(H)	Summary Advertisement published on November 19, 2015.

(a)(1)(I)	Press Release issued by Astellas Pharma Inc., dated November 19, 2015.

(a)(1)(J)	Joint Press Release issued by Astellas Pharma Inc. and Ocata Therapeutics, Inc., dated December 18, 2015.

(a)(1)(K)	Letter to Ocata stockholders from Astellas Pharma Inc. and Ocata Therapeutics, Inc., dated December 22, 2015.

(a)(1)(L)	Letter to Ocata stockholders from Astellas Pharma Inc. and Ocata Therapeutics, Inc., dated January 11, 2016.

(a)(1)(M)	Transcript of a voicemail message reminding Ocata stockholders of the expiration of the Offer.

(a)(1)(N)	Infographic related to the Offer.

(a)(1)(O)	Joint Press Release issued by Astellas Pharma Inc. and Ocata Therapeutics, Inc., dated January 22, 2016.

(a)(1)(P)	Letter to Ocata employees from the President & CEO of Astellas Pharma Inc., dated January 22, 2016.

(a)(1)(Q)	Letter to Ocata stockholders from Astellas Pharma Inc., dated January 25, 2016.

(a)(5)(A)	Class Action Complaint, dated November 17, 2015 (Nadle v. Heffernan et al.).

(d)(1)	Agreement and Plan of Merger, dated as of November 10, 2015, by and among Astellas, the Purchaser and Ocata (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ocata with the SEC on November 10, 2015)

(d)(2)	Form of Support Agreement(s), dated as of November 10, 2015, which were entered into among Astellas and the Purchaser and each of the directors and executive officers of Ocata (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Ocata with the SEC on November 10, 2015)

(d)(3)	Letter Agreement, dated as of September 4, 2015, by and between Ocata and Astellas.